

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2023

J. Kevin Willis
Chief Financial Officer
Ashland Inc.
8145 Blazer Drive
Wilmington, Delaware 19808

      Re: Ashland Inc.
          Form 10-K for Fiscal Year Ended September 30, 2022
          Filed November 21, 2022
          File No. 333-211719

Dear J. Kevin Willis:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Trade & Services